The Greater Cannabis Company, Inc.

15 Walker Avenue, Suite 101

Baltimore, Maryland 21208

June 14, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 “F” Street, N.E.

Washington, D.C. 20549-3629

Attention:	Mr. Jason Drory
Mr. Joe McCann

Re:	The Greater Cannabis Company (the “Company”)
Registration Statement on Form S-1 Filed May 7, 2021
File No. 333-255872

Ladies and Gentlemen:

In response to the Staff’s comment letter dated May 24, 2021 (the “Letter”), the Company hereby files Amendment No. 1 to the Registration Statement on Form S-1.

The following sets forth the Company’s response to the comment set forth in the Letter. For your convenience, the response to the comment follows the comment itself.

Registration Statement on Form S-1 filed May 7, 2021

General

Comment:

1. The securities purchase agreement filed as an exhibit to the current report on Form 8-K dated March 16, 2021 indicates that FirstFire Global Opportunities Fund, LLC (the “Buyer”) does not appear to be irrevocably bound to acquire all of the securities being offered for resale. Please revise to remove the common shares underlying the convertible notes that may be issued in connection with the additional closings. Alternatively, please provide us with your analysis as to your eligibility to register the resale of the common stock underlying the convertible notes that may be issued in connection with the additional closings at this time. For guidance, refer to Securities Act Sections Compliance & Disclosure Interpretation 139.11.

Response:

In response to the Staff’s comment, the Company has filed as Exhibit 10.51 to Amendment No. 1 to the Registration Statement on Form S-1, an Amended Securities Purchase Agreement with FirstFire Global Opportunities Fund, LLC (“FFG”), which clarifies that FFG is irrevocably bound to acquire all the Notes and Warrants into which the underlying shares of common stock registered are convertible. In addition, appropriate clarification has been made to the language in the prospectus describing the transaction between the Company and FFG.

If you have any further questions or comments, kindly contact the undersigned at (443) 738-4051 or our counsel, Dale S. Bergman, Esq. at (305) 495-4157.

Very truly yours,

THE GREATER CANNABIS COMPANY, INC.

By:	/s/ Aitan Zacharin
Aitan Zacharin, Chief Executive Officer